UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G (Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b) (Amendment No. 3)*

Cooper-Standard Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21676P103
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	21676P103	13G

1		NAMES OF REPORTING PERSONS

Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

5,278,145

	6	SHARED VOTING POWER

-0-

	7	SOLE DISPOSITIVE POWER

5,278,145

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,278,145

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

30.6%[1]

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

1
The percentage used above is calculated based on 17,229,547 shares outstanding, consisting of 13,148,169 shares of common stock outstanding as of October 30, 2013 as reported in the Company’s Form 10-Q filed on November 6, 2013, plus 3,518,386 shares that were issued in connection with a November 15, 2013 conversion of convertible preferred stock, plus 562,992 that could become outstanding upon conversion of warrants to purchase shares of the Company’s common stock.

CUSIP NO.	21676P103	13G

1		NAMES OF REPORTING PERSONS

Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

100,000

	6	SHARED VOTING POWER

5,278,145

	7	SOLE DISPOSITIVE POWER

100,000

	8	SHARED DISPOSITIVE POWER

5,278,145

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,378,145

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

31.1%[2]

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

2
The percentage used above is calculated based on 17,279,547 shares outstanding, consisting of 13,148,169 shares of common stock outstanding as of October 30, 2013 as reported in the Company’s Form 10-Q filed on November 6, 2013, plus 3,518,386 shares that were issued in connection with a November 15, 2013 conversion of convertible preferred stock, plus 612,992 that could become outstanding upon conversion of warrants to purchase shares of the Company’s common stock.

CUSIP NO.	21676P103	13G

1		NAMES OF REPORTING PERSONS

Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

-0-

	6	SHARED VOTING POWER

5,278,145

	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

5,278,145

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,278,145

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)

30.6%[1]

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO.	21676P103	13G

Item 1 (a)	Name of Issuer:

The name of the issuer is Cooper-Standard Holdings, Inc. (the “Company”).

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

The Company's principal executive office is located at 39550 Orchard Hill Place Drive, Novi, Michigan 48375.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (”Silver Point”), Mr. Edward A. Mulé and Mr. Robert J. O’Shea with respect to the ownership of the common stock by Silver Point Capital Fund, L.P. (the “Fund”) and Silver Point Capital Offshore Fund, Ltd. (the “Offshore Fund”) and Mulé Associates, LLC (“Associates”).[3]

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2014, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, CT 06830.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

Item 2(e)	CUSIP No.:

21676P103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

3
Silver Point is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the securities held by the Fund and the Offshore Fund.  Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Fund and the Offshore Fund. Each of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is a member of Management and has voting and investment power with respect to the securities held by the Fund and the Offshore Fund and may be deemed to be a beneficial owner of the securities held by the Fund and the Offshore Fund. Edward A. Mulé has sole voting and investment power over the securities owned by Associates, and may be deemed the beneficial owner of the securities held by Associates.

CUSIP NO.	21676P103	13G

Item 4	Ownerhsip:

A.	Silver Point Capital, L.P.

	(a)	Amount beneficially owned: 5,278,145

	(b)	Percent of class: 30.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 5,278,145

		(ii)	Shared power to vote or direct the vote: -0-

		(iii)	Sole power to dispose or direct the disposition: 5,278,145

		(iv)	Shared power to dispose or direct the disposition: -0-

B.	Edward A. Mulé

	(a)	Amount beneficially owned: 5,378,145

	(b)	Percent of class: 31.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 100,000

		(ii)	Shared power to vote or direct the vote: 5,278,145

		(iii)	Sole power to dispose or direct the disposition: 100,000

		(iv)	Shared power to dispose or direct the disposition: 5,278,145

C.	Robert J. O'Shea

	(a)	Amount beneficially owned: 5,278,145

	(b)	Percent of class: 30.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 5,278,145

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 5,278,145

CUSIP NO.	21676P103	13G

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Frederick H. Fogel
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Frederick H. Fogel
Title:	Attorney-in-fact

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2014

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel
Name:	Frederick H. Fogel
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Frederick H. Fogel
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Frederick H. Fogel
Title:	Attorney-in-fact